Filed by First Mid Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Two Rivers Financial Group, Inc.

First Mid Bancshares, Inc. Exchange Act File No.: 001-36434

Questions and Answers for our customers
concerning our recent merger announcement

Overview

On October 30, 2025, First Mid Bancshares, Inc. (First Mid) (NASDAQ: FMBH) and Two Rivers Financial Group, Inc. (Two Rivers) (OTCQX: TRVR) were pleased to announce that Two Rivers will become part of First Mid, headquartered in Mattoon, IL. The transaction is expected to close in the first quarter of 2026, subject to customary closing conditions and required approvals. Combining our companies will increase your access to banking services through an expanded network of branch and ATM locations throughout Wisconsin, Illinois, Missouri, and Texas, while also providing significant wealth management and insurance services. As we draw closer to the completion of this transaction, you will receive additional information about any changes to your current accounts which may affect you.

Until the transaction is complete, it is business as usual at Two Rivers. You should continue to use your existing checks, debit/ATM cards, etc. Rest assured you will continue to receive the highest level of service in our banking centers, now and in the future.

We know you may have questions about this change; therefore, we are sharing some information with you that may be helpful. We are committed to keeping you informed about this process and how it may affect you. As always, you can call Two Rivers at 888.226.6063 with any questions or concerns.

Why are you doing this merger?

With each organization having legacies extending greater than a century, there are parallel rich histories of tradition, growth, and a deep commitment to the communities we serve. Placing customers first is at the core of the value system for both community banks. Together, through our shared values and collective resources, we will build on this strong foundation; expanding our products and services to better serve those who value and deserve the authentic community banking experience for generations to come.

Who is First Mid?

First Mid Bank & Trust, the oldest national bank in Illinois, has proudly served communities since its chartering in 1865. Recognized as one of the nation’s top-performing banks, First Mid was recently named by Forbes among America’s Best Banks (#33) and the Best Banks in Illinois (#2). The bank has also earned a five-star rating from Bauer Financial, been ranked among the Top 100 Community Banks by S&P Global Market Intelligence and has received the Small Business Administration’s Central/Southern Illinois Community Lender of the Year award from the Illinois District Office for multiple consecutive years.

What will happen to the Bank Branch/ATM/Online Banking I currently use?

Absolutely nothing is changing right now. You should continue to use your existing checks, debit/ATM cards, etc. as you normally do. Prior to the system integration, any changes will be communicated to you. You will continue to receive the same high-quality service before and after the merger.

How does this merger benefit me?

First Mid has a like-minded focus on commitment to the communities it serves and is a fit both culturally and strategically for our customers, employees, and shareholders. The merger will create a larger organization that will strengthen the products and services available to our customers. In the future, you will enjoy a broader range of financial solutions including expanded ag, insurance, and investment services. The merger will increase your access to banking services through an expanded network of branch and ATM locations. First Mid currently operates over 70 banking centers in Wisconsin, Illinois, Missouri, and Texas.

Will banking centers be closing?

First Mid’s branch network is complementary with Two Rivers branch network, and we do not anticipate any banking center closings.

Will my branch hours be changing?

Prior to the merger, Two Rivers and First Mid will continue to operate as separate businesses. We do not anticipate any change in our hours. If there are changes of any kind in the future, we will share that information with our customers well in advance.

Will this change your commitment to the community?

First Mid shares our commitment to community investment and community service. First Mid employees are encouraged and empowered to volunteer their time. Last year, First Mid employees donated over 22,000 volunteer hours to their communities.

Will the name of the bank change?

Yes, the name will change when the banks merge in mid-2026.

How can I find out more about First Mid services?

As we get closer to the merger date, more information will be available to you. Until that time, you can learn more about First Mid by visiting www.firstmid.com or by following First Mid Bank & Trust on Facebook.

Forward Looking Statements

This document may contain certain forward-looking statements about First Mid and Two Rivers, such as discussions of First Mid’s and Two Rivers’ pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and Two Rivers, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and Two Rivers will not be realized or will not be realized within the expected time period; the risk that integration of the operations of Two Rivers with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to satisfy conditions to completion of the proposed transactions, including failure to obtain the required regulatory, shareholder and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the proposed transactions on customer relationships and operating results; the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and Two Rivers; legislative and/or regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and Two Rivers’ loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and Two Rivers; accounting principles, policies and guidelines; the ability to complete the proposed transactions or any of the other foregoing risks. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information

First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Two Rivers that also constitutes a prospectus of First Mid, which will be sent to the shareholders of Two Rivers. Investors in Two Rivers are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov. These documents also can be obtained free of charge by accessing First Mid’s website at www.firstmid.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, when available, these documents can be obtained free of charge from First Mid upon written request to First Mid Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or from Two Rivers upon written request to Two Rivers Financial Group, Inc., 222 North Main, Burlington, IA 52601, Attention: Frank J. Delaney, Chair & Interim CEO. A final proxy statement/prospectus will be mailed to the shareholders of Two Rivers.

Participants in the Solicitation

First Mid and Two Rivers, and certain of their respective directors, executive officers and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 18, 2025. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.